August 12, 2008

Mail Stop 4561

Mr. Kevin McCarthy
President, Chief Executive Officer, and Director
PFF Bancorp, Inc.
9337 Milliken Avenue
Rancho Cucamonga, CA 91730

Re: PFF Bancorp, Inc.
Form 10-K for Fiscal Year Ended March 31, 2007
Form 10-K for Fiscal Year Ended March 31, 2008
File No. 001-16845

Dear Mr. McCarthy:

        We have completed our reviews of your Forms 10-K and related filings and have
no further comments at this time.

                                Sincerely,

                                John P. Nolan
                                Senior Assistant Chief Accountant